Exhibit 13(a)(5)

PROXY VOTING POLICY

FAIRWAY CAPITAL MANAGEMENT, LLC

I.	INTRODUCTION

In accordance with Rule 206(4)-6 of the Advisers Act, Fairway Capital Management, LLC (“Fairway” or the “Firm”) has adopted the following proxy voting policies and procedures. This policy applies to Fairway and each of its general partners and anyone acting on its behalf and at its designation in connection with the voting of proxies. This policy consists of the policies, procedures and requirements set forth below and will be periodically reviewed and amended as needed. Given the nature of Fairway’s advisory services, Fairway’s Funds are expected to seldom, if ever, hold public securities. More commonly, Fairway, through its affiliates who are general partners of its Funds, may be asked to (i) provide consents to issues or matters pertaining to the portfolio companies of its Funds; (ii) exercise the limited voting, consent, removal or other similar rights granted to limited partners in an Underlying Fund; or (iii) in certain circumstances, serve on the limited partner advisory committee of an Underlying Fund. In all such instances, Fairway will attempt to consider factors that could affect the value of the investment and will act in the manner that it believes maximizes the value of its long-term investment in, as applicable, the Underlying Fund or portfolio company; any potential conflicts of interest will be addressed by the Investment Committee.

Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in Fairway’s Compliance Manual.

II.	DEFINITIONS

Proxy or Proxies as used in this policy includes the submission of a security holder vote by Proxy instrument, in person at a meeting of security holders or by written consent. Because of the nature of the Fund’s investments in Underlying Funds, “Proxy” will also include actions take either directly by Fairway as a limited partner in such Underlying Fund (to the extent permitted) or, as applicable, actions taken in the event that Fairway serves on the limited partner advisory committee of such Underlying Fund. “Proxy” does not include any action taken by a Supervised Person serving on the board of directors or similar body of a portfolio company or entity.

III.	POLICY

As Fairway’s investments are primarily in private companies or Underlying Funds, the majority of any voting performed on behalf of Fairway’s Funds is not deemed to be Proxy voting under Advisers Act Rule 206(4)-6.

In the event Fairway has public Proxies to vote, there may be instances when the Firm refrains from voting a Proxy, such as when Fairway determines that the cost of voting the Proxy exceeds the expected benefit to the Fund and would not be in the Fund’s best interest. Fairway cannot anticipate every situation, and certain issues are better handled on a case-by-case basis.

It is Fairway’s general policy to vote Proxies in the best interest of its Funds. Accordingly, Fairway will vote all Proxies in a manner intended to promote the Fund’s investment objectives and to maximize investment returns while following the investment restrictions and policies of each Fund, generally as set forth in the governing documents of the relevant Fund. There are some events that may necessitate a more detailed analysis of the vote including, but not limited to, mergers, acquisitions, dissolutions or other matters that are contested or controversial. Fairway may also consider voting different Proxies for different Funds, depending on the needs of each Fund.

IV.	ADMINISTRATION

The CCO will be responsible for the following:

1.	Overall compliance with this policy;

2.	Disclosure of information to Investors, as permitted by the relevant Fund’s governing documents, the policies of the Firm and as required under applicable Federal Securities Laws; and
3.	Reviewing and updating the policy, as appropriate.
V.	MATERIAL CONFLICTS OF INTEREST

Fairway believes that the Firm’s interests are generally aligned with its Funds’ interests including through ownership by Fairway principals and Supervised Persons in the Fairway Fund as well as the financial incentive that certain principals and Supervised Persons have which is associated with Fund performance. In the event Fairway determines there is or may be a material conflict of interest between Fairway and a Fund in voting Proxies, Fairway will seek to resolve the issue in the best interest of its Fund. Fairway will address such actual or potential material conflicts of interest using one of the following procedures (which will be utilized in the Firm’s sole discretion):

1.	Fairway may vote the Proxy using the established objective policies described above;
2.	The relevant Fund’s Investment Committee will convene to resolve the issue;
3.	The Firm may bring the issue to an appropriate third party; or
4.	Fairway may employ such other method as is deemed appropriate under the circumstances, given the nature of the conflict.
VI.	DISCLOSURES

Upon request, Fairway will make the following disclosures to Funds:

1.	A summary of the policy;
2.	A copy of the policy; and
3.	The Proxy voting record for Proxies voted on behalf of the Fund.
VII.	RECORDKEEPING

Fairway will keep the following records, if applicable:

1.	A copy of the policy;
2.	A copy of each Proxy statement received with respect to Fund portfolio securities, except when a Proxy statement is available on the SEC’s EDGAR public filing system, Fairway may rely on that filing in lieu of keeping its own copy;
3.	A record of each Proxy vote cast by Fairway on behalf of a Fund;
4.	A record of each Proxy vote Fairway refrained from voting on behalf of a Fund;
5.	A copy of any document prepared by Fairway that was material to a Proxy voting decision; and
6.	A copy of each written Investor request for information regarding how Fairway voted Proxies on behalf of Funds and any written response by Fairway to such requests.